UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 10, 2009, at 4:30 pm.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. submits to examination and resolution the following proposals:

1. To amend the Bylaws to Sole Paragraph of Article 24, in view of the change in the names of the Codes of Ethics, which are now called Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector, which shall have the following wording: “Article 24) – Sole Paragraph – The Committee will have as purpose to propose initiatives as to the dissemination and compliance with Bradesco Organization’s Codes of Ethical Conduct, both corporate and by sector, in order to ensure their efficiency and effectiveness.”.

2. To submit to reverse split the common and preferred shares at the ratio of 50 (fifty) to 1 (one), with the simultaneous stock split of each share submitted to reverse split at the ratio of 1 (one) to 50 (fifty), pursuant to the respective types.

Considering:

• that, within the shareholding structure, there is a large number of shareholders with interest lower than 50 shares, considering that most of these shareholders are under the condition of inactive, generating a significant volume of services and operating costs to the Company; and

• the provisions in Article 12 of Law # 6,404/76 and CVM Rules # 323 and # 358, of January 19th, 2000 and January 3rd, 2002, respectively, the Board of Directors understood as proper to submit to examination and approval of the shareholders a reverse split proposal of common and preferred shares at the ration of 50 (fifty) to 1 (one), with the purpose of adjusting the shareholding structure, with the consequent decrease in operating controls/costs to the Company and its shareholders, providing greater efficiency to the operational system of book-entry shares and disclosure of information to shareholders.

However, if this was the operation’s final step, Bradesco’s common and preferred shares would have the unit quotation price increased proportionally to the reverse split, i.e., by 50 times. Thus, aiming to keep the share quotation value in the market at an attractive level for trading, providing better liquidity to shares in the domestic market and to DRs - Depositary Receipts in the international market, to promote, subsequently, the stock split of each share at the ratio of 1 (one) to 50 (fifty).

The intended operation – reverse stock split at the ratio of 50 (fifty) to 1 (one), with the simultaneous stock split at the ratio of 1 (one) to 50 (fifty) – will be equally reflected on the U.S. and Spanish markets, with ADRs, and with GDRs, respectively.

Thus we propose:

Reverse split of common and preferred shares, followed by stock split, as follows:

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Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 10, 2009, at 4:30 pm.

.2.

Reverse Stock Split
To submit to reverse split 3,069,869,800 (three billion, sixty-nine million, eight hundred and sixty-nine thousand, eight hundred) non-par registered book-entry shares, representing the Capital Stock.

I. Purpose
To adjust the shareholding structure, with the consequent decrease in operating controls/costs to the Company and its shareholders, providing greater efficiency to the operational system of book-entry shares and disclosure of information to shareholders.

II. Reverse Split Ratio
At the ratio of 50 (fifty) shares to 1 (one) share of the respective type, changing 3,069,869,800 (three billion, sixty-nine million, eight hundred and sixty-nine thousand, eight hundred) non-par registered book-entry shares, representing the Capital Stock into 61,397,396 (sixty-one million, three hundred and ninety-seven thousand, three hundred and ninety-six) non-par registered book-entry shares.

III. Term for a Possible Adjustment to the Positions by Shareholders
After the operation ratification by the Brazilian Central Bank, the Company will publish a “Material Fact”, establishing a term of not less than 60 days, as of its publication, so that common or preferred shareholders in a number not multiple of 50 can, at their free and exclusive discretion, round their positions either in the Bradesco Depositary Institution or in each Brokerage Firm which have shares under Custody, accordingly.

The shareholders that want to complement their positions to a multiple of 50 shares, immediately higher, by type, may do it by means of trading on BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, through the Brokerage Firm of their free choice.

In the event of a possible lack of liquidity in the market for acquisition of shares for position rounding, and if of their interest, shareholders may trade with the Company’s Controlling Shareholders (in this case, the shareholder shall go to a Bradesco Branch).

For that, the Company and the Controlling Shareholders, exclusively for this operation, undertake to:

The Company

a) exempt shareholders who wish to complement the multiple of 50 shares, immediately higher, by type, from the brokerage fee and other fees, exclusively when carried out by means of Bradesco S.A. Corretora de Títulos e Valores Mobiliários and Ágora Corretora de Títulos e Valores Mobiliários S.A., Bradesco Organization’s companies; and

b) open a specific credit line.

Controlling Shareholders:

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Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 10, 2009, at 4:30 pm.

.3.

In the event of a possible lack of liquidity in the market for acquisition of shares, and, if shareholders are interested in selling, at market prices, the number of shares needed to the rounding of their share positions to a multiple of 50 shares, immediately higher, by type, (in this case, the shareholder shall go to a Bradesco Branch).

Stock Split

To submit to split 61,397,396 (sixty-one million, three hundred and ninety-seven thousand, three hundred and ninety-six) non-par registered book-entry shares, resulting from the reverse split mentioned in the previous item.

I) Purpose
To keep the share quotation value in the market at an attractive level for trading, providing better liquidity to the shares in the domestic market and to DRs - Depositary Receipts in the foreign market.

II) Stock Split Proportion
At the ratio of 1 (one) share to 50 (fifty) shares, operation in which shareholders will have their share positions added by 4,900%, receiving 49 (forty-nine) shares for each share of the same type held on the date of the reverse split operation, changing 61,397,396 (sixty-one million, three hundred and ninety-seven thousand, three hundred and ninety-six) non-par registered book-entry shares into 3,069,869,800 (three billion, sixty-nine million, eight hundred and sixty-nine thousand, eight hundred) non-par registered book-entry shares.

The stock split, in the aforementioned ratio, shall be implemented at least 60 days after the publication of the aforementioned “Material Fact”, i.e., on the same day of the reverse split (simultaneously).

Additional Procedures – Fractions of Shares

After the term set forth for the adjustment by shareholders, the possible fractions of shares will be separated, grouped in whole numbers and sold in an Auction to be held on BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, and the respective amounts shall be at the disposal of shareholders entitled to them.

For the holders of rights, the Company shall:

a) assign credit for those who are in its records as checking account holders in a Financial Institution;

b) pay BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, which will transfer the respective amounts to the holders of rights registered in its records, by means of its Custody Agents.

Those who do not hold a checking account in a Financial Institution, but have their data in Bradesco’s registrations updated, will be notified and shall go to a Bradesco Branch of their choice, with their identity card, to receive the amount they are entitled to.
For unidentified or not located shareholders, the respective amounts will be at their disposal at the Company, and, when required, will be paid restated by the SELIC rate or other index that replaces it.

Holders of Depositary Receipts (DRs), Traded in the United States and Spain

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Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 10, 2009, at 4:30 pm.

.4.

Simultaneously to the operation in the Brazilian Market, also in compliance with the term set forth for adjustment to positions, the following will be processed in the Foreign Market:

a) US Market (NYSE) - ADRs and European Market (Latibex) - GDRs: they will be submitted to reverse split and stock split at the same ratio;

b) the resulting fractions, similarly to the operations in Brazil, shall be separated, grouped in whole numbers and sold on the respective Stock Exchanges, and the amounts will be credited to the holders of fractions;

c) after the operation, DRs - Depositary Receipts shall continue to be traded at the ratio of 1 (one) share to 1 (one) DR, in the aforementioned Markets.

Considering that the reverse split and the stock split shall be processed in the same proportion, this operation, if approved by the Shareholders’ Meeting and by the proper Regulatory Bodies, shall not change:

a) the number of shares comprising the Capital Stock and, consequently, the “caput” of Article 6 of Banco Bradesco S.A.’s Bylaws; and

b) the amount of Monthly Dividends of R$0.013219250 per common shares and R$0.014541175 per preferred share.

Cidade de Deus, Osasco, SP, February 17th, 2009

Board of Directors

Lázaro de Mello Brandão          - Chairman
Antonio Bornia                        - Vice Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente

We declare this is a free English translation of the Minutes of the Special Meeting # 1,411, of the Bank’s Board of Directors, held on February 17th, 2009, drawn up in the Company’s records.

Banco Bradesco S.A.

Milton Almicar Silva Vargas	Domingos Figueiredo de Abreu
Executive Vice President	Managing Director

Documents Made Available to Shareholders: the Call Notice, the Material Fact, the Proposals of the Board of Directors and the Manual for the Participation of Shareholders in the aforementioned Shareholder’s Meeting will be available to shareholders in Bradesco’s Shares and Custody Department, the Company’s Depositary Financial Institution, Cidade de Deus,

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Proposals of the Board of Directors to be submitted to Banco Bradesco S.A.’s shareholders, at the Special Shareholders’ Meeting to be held on March 10, 2009, at 4:30 pm.

.5.

Prédio Amarelo, Vila Yara, Osasco, SP, and they may also be viewed on the website www.bradesco.com.br – Corporate Governance – Corporate Documents section.

Representation: pursuant to Paragraph One of Article 126 of Law # 6,404, as of December 15th, 1976, and further amendments, shareholders may be represented by attorneys-in-fact, in compliance with the legal restrictions, sending the original power of attorney in up to 2 (two) business days before the estimated date of the Shareholders’ Meeting, by mail or by messenger, to Banco Bradesco S.A. – Secretaria Geral – Área Societária - Cidade de Deus - 4o andar do Prédio Novo - Vila Yara - Osasco, SP - CEP 06029-900. A copy of the documentation may also be sent to the e-mail governancacorp@bradesco.com.br and as an alternative by fax (55 11) 3684-4630 or (55 11)3683-2564.

Further needed clarifications may be obtained through the e-mail investidores@bradesco.com.br, in the Investor Relations Website – www.bradesco.com.br/ri, in the Bradesco Branch Network or by means of the telephone number 0800 704 0200 (free call).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2009

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.